April 8, 2024

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi

Re:	National Bankshares, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 8, 2024

File No. 333-278309

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), National Bankshares, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 11:00 a.m., Eastern Time, on Wednesday, April 10, 2024, or as soon thereafter as practicable.

Please contact Scott H. Richter of Williams Mullen at (804) 420-6221 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

NATIONAL BANKSHARES, INC.

By:	/s/ F. Brad Denardo
F. Brad Denardo
President and Chief Executive Officer

cc:	Scott H. Richter

Benjamin A. McCall